Exhibit A-1
FIRSTENERGY SOLUTIONS CORP.
Balance Sheet
                September 30, 2005
(Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$2
Receivables:
Customers	125,767
Associated companies	122,162
Other	2,017
Material and supplies	3,744
Prepayments and other	44,400
298,092
PROPERTY, PLANT AND EQUIPMENT:
In service	15,363
Less: Accumulated provision for depreciation	5,375
9,988
Construction work in progress	1,645
11,633
INVESTMENTS:
Other	183,883
183,883
DEFERRED CHARGES:
Goodwill	24,248
Accumulated deferred income taxes	37,821
Other	181,402
243,471
TOTAL ASSETS	$737,079

LIABILITIES & CAPITALIZATION

CURRENT LIABILITIES:
Notes payable to associated companies	$121,568
Accounts payable
Other	69,110
Associated companies	167,615
Accrued taxes	28,505
Other	56,575
443,373
CAPITALIZATION:
Common stockholder’s equity	274,508
Long-term debt	-
274,508
DEFERRED CREDITS:
Retirement benefits	13,551
Other	5,647
19,198

TOTAL LIABILITIES & CAPITALIZATION	$737,079

Exhibit A-1

FIRSTENERGY SOLUTIONS CORP.
Statement of Operations
(Unaudited)

	Three Months
	Ended	Year-to-Date
	Sept. 30, 2005	Sept. 30, 2005

REVENUES	$1,075,568	$2,986,804

EXPENSES:

Fuel, purchased power and gas	948,434	2,653,308
Other operating expenses	100,178	188,542
Provision for depreciation and amortization	428	1,289
General taxes	3,181	9,043
Total expenses	1,052,221	2,852,182

EQUITY IN SUBSIDIARY EARNINGS/(LOSS)	(10,201)	18,617

INCOME BEFORE INTEREST & INCOME TAXES	13,146	153,239

NET INTEREST CHARGES:

Interest expenses	1,408	4,035
Capitalized interest	(24)	(55)
Net interest charges	1,384	3,980

INCOME TAXES	9,119	50,108

DISCONTINUED OPERATIONS	528	5,642

NET INCOME	$3,171	$104,793